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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-1
                                FINAL AMENDMENT
             (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

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                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               (Subject Company)

                            CALENERGY COMPANY, INC.
                            CE ELECTRIC (NY), INC.
                                   (Bidder)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                        (Title of Class of Securities)

                                   649840105
                     (CUSIP Number of Class of Securities)
            ------------------------------------------------------

                           STEVEN A. MCARTHUR, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CALENERGY COMPANY, INC.
                       302 SOUTH 36TH STREET, SUITE 400
                             OMAHA, NEBRASKA 68131
                                (402) 341-4500
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                  Copies to:
                             PETER J. HANLON, ESQ.
                           WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                (212) 821-8000

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     CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), and CE
Electric (NY), Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), hereby finally amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 18, 1997, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, with respect to the Purchaser's offer to purchase 6,540,670 shares of Common Stock, par value $6.66-2/3 per share (the "Shares"), of New York State Electric & Gas Corporation, a New York corporation ("NYSEG"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 10. Additional Information.

     The Offer expired at midnight, New York City time, on Thursday, August 14, 1997 (the "Expiration Date"), and will not be extended. Since a condition to the Offer was not satisfied as of the Expiration Date, no Shares were purchased and all the Shares tendered and not properly withdrawn as of the Expiration Date will be returned by the Depositary.

     On August 15, 1997, CalEnergy issued a press release relating to the expiration of the Offer. The full text of such press release is filed herewith as Exhibit (a)(24) and is incorporated herein by reference.

Item 11. Material To Be Filed as Exhibits.

         (a)(24) Text of Press Release, dated August 15, 1997, issued by CalEnergy Company, Inc.



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                                  Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 1997


                                    CE ELECTRIC (NY), INC.


                                    By:/s/ Steven A. McArthur
                                       ---------------------------
                                       Steven A. McArthur, Esq.
                                       Senior Vice President
                                       General Counsel and Secretary


                                    CALENERGY COMPANY, INC.


                                    By:/s/ Steven A. McArthur
                                       ----------------------------
                                       Steven A. McArthur, Esq.
                                       Senior Vice President
                                       General Counsel and Secretary

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                                 EXHIBIT INDEX

                                                                  Page No.
Exhibit                                                        in Sequentially
  No.                         Description                     Numbered Schedule
--------                      -----------                     -----------------

(a)(24)          Text of Press Release, dated August 15,
                 1997, issued by CalEnergy Company, Inc.



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